TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

February 28, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beazer Homes USA, Inc.

Registration Statement on Form S-4 (File No. 333-            )

Filed on February 28, 2011

Ladies and Gentlemen:

This letter is being submitted on behalf of our client, Beazer Homes USA, Inc. (the “Company”), in connection with the Company’s filing today of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Registration Statement has been filed with respect to the Company’s offer to exchange (the “Exchange Offer”) its currently outstanding 9.125% Senior Notes due 2019 with new 9.125% Senior Notes due 2019 (the “Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is registering the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (May 13, 1988) (the “Exxon No-Action Letter”). In connection therewith, the Company represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer, and to the best of Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement or otherwise) that since the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff position enunciated in the Exxon No-Action Letter or similar letters and (2) must comply with registration and

ATLANTA    CHICAGO    HONG KONG    LONDON    NEW YORK    NEWARK    NORFOLK    ORANGE COUNTY

RALEIGH    RICHMOND    SAN DIEGO    SHANGHAI    TYSONS CORNER    VIRGINIA BEACH    WASHINGTON, DC

Securities and Exchange Commission

February 28, 2011

prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Please direct any questions or comments you may have regarding the Registration Statement, the Exchange Offer or this letter to me at (404) 885-3352.

Sincerely,

/s/ William C. Smith III

William C. Smith III

Counsel to Beazer Homes USA, Inc.

cc:	Kenneth F. Khoury, Beazer Homes USA, Inc., Executive Vice President and General Counsel